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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                       (Amendment No.)*

                    Worthington Foods, Inc.
 _____________________________________________________________
                       (Name of Issuer)

                         COMMON STOCK
 _____________________________________________________________
                (Title of Class of Securities)

                          981809-10-6
        ______________________________________________
                        (CUSIP Number)

D. J. Smith, Secretary, Archer-Daniels-Midland Company, 4666 Faries Parkway, P. O. Box 1470, Decatur, IL 62525, Telephone:
(217)424-6183
______________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive
 Notices and Communications)
                        March 29, 1999
      ___________________________________________________
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.      981809-10-6                        Page  2  of
5 Pages
_______________________________________________________________
____
1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Archer-Daniels-Midland Company
   I.R.S. Identification No. 41-0129150
_______________________________________________________________
____
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)__
                                                  (b)__
_______________________________________________________________
____
3  SEC USE ONLY

_______________________________________________________________
____
4  SOURCE OF FUNDS *
   WC
_______________________________________________________________
____
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E) _x_
   See Item 2
_______________________________________________________________
   ____
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
_______________________________________________________________
   ____
            |7  SOLE VOTING POWER
   NUMBER OF |   716,950
    SHARES   |_________________________________________________
 BENEFICIALLY    |8    SHARED VOTING POWER
   OWNED BY  |   -0-
     EACH    |_________________________________________________
   REPORTING |9  SOLE DISPOSITIVE POWER
    PERSON   |   716,950
   WITH     |_________________________________________________
            |10  SHARED DISPOSITIVE POWER
            |   -0-
_______________________________________________________________
   ___
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
   716,950
_______________________________________________________________
   ___
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES
   CERTAIN
     SHARES * __
_______________________________________________________________
   ___
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   5.794% based on 12,373,745 shares outstanding
_______________________________________________________________
   ___
14 TYPE OF REPORTING PERSON *
   CO
_______________________________________________________________
___

* SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO.  981809-10-6                       Page 3 of 5 Pages


                ARCHER-DANIELS-MIDLAND COMPANY


          Statement Pursuant to Section 13(d) of the
                Securities Exchange Act of 1934


Item 1.   Security and Issuer.

       This Statement relates to the Common Stock, no par value, of Worthington Foods, Inc., an Ohio corporation (the
"Issuer"), 900 Proprietors Road, Worthington, Ohio 43085.

Item 2.   Identity and Background.

       The person filing this Statement is Archer-Daniels-Midland Company, a Delaware corporation ("ADM"), 4666 Faries Parkway, P.O. Box 1470, Decatur, Illinois 62525. ADM is a major processor of agricultural products for the food and feed industries, and it is one of the largest oilseed and vegetable oil processors, corn refiners and fuel alcohol producers, and wheat millers in the United States.

       Set forth in Appendix I with respect to each director and executive officer of ADM are his or her name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed in Appendix I might be deemed to control ADM.

       On October 15, 1996, the Company pled guilty to a two count information in the Northern District of Illinois pursuant to an agreement with the Department of Justice. This information states that the Company engaged in anticompetitive conduct in connection with the sale of lysine and citric acid. In connection with its agreement the Company paid the United States a fine of $70 million with respect to lysine and $30 million with respect to citric acid.

        On May 27,1998, the Company pled guilty to a three count indictment in the Federal Court of Canada pursuant to an agreement with Director of Investigation and Research and the Attorney General of Canada. The indictment alleged that the Company engaged in anticompetitive conduct in connection with lysine and citric acid. The Company paid a fine of $16 million (Canadian Dollars).

       Each of the directors and executive officers of ADM,
except F. Ross Johnson, M. Brian Mulroney and J. D. McNamara,
is a United States citizen.
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CUSIP NO.  981809-10-6                     Page 4 of 5 Pages



Item 3.   Source and Amount of Funds or Other Consideration.

       Since October 16, 1998, ADM has made purchases of the Common Stock of the Issuer on the open market (NASDAQ). The amounts and prices for the transactions which occurred in the last sixty (60) days are shown on Appendix II. All purchases were made from ADM's working capital.

Item 4.   Purpose of Transaction.

       ADM has purchased shares of the Common Stock of the Issuer for investment purposes. ADM may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it.

       Except as set forth above, ADM has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

Item 5.   Interest in Securities of the Issuer.

       The Issuer is believed to have 12,373,745 shares of Common Stock outstanding. ADM beneficially owns 716,950 shares of the Common Stock of the Issuer or approximately 5.794% of the outstanding Common Stock described above and has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares. Except as disclosed in Appendix I, neither ADM nor any director or executive officer of ADM beneficially owns or has a right to acquire, directly or indirectly, any additional Common Stock of the Issuer. With respect to shares owned by K. Robinson, as shown in Appendix I, Mr. Robinson has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such shares.

       During the past sixty days there have been no transactions in shares of Common Stock of the Issuer by ADM or any director or executive officer of ADM, other than as reported in Item 3.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer.

        Pursuant to an Asset Sale and Purchase Agreement between ADM and the Issuer dated September 28, 1998, the Issuer has granted to ADM certain registration rights with respect to unregistered shares acquired by ADM as consideration for the sale of assets. These registration rights allow ADM to demand registration by the Issuer of such unregistered shares after August 16, 1999 and allow ADM the right to participate in any registration by Issuer of securities if such registration occurs prior to October 16, 2000.

Item 7.   Materials to be Filed as Exhibits.

          None.
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CUSIP NO.  981809-10-6                Page 5 of 5 Pages


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated:    April 6, 1999



                           ARCHER-DANIELS-MIDLAND COMPANY

                              /s/ S. A. Roberts

                         By: ___________________________
                           Its Assistant Secretary
                              and Assistant General Counsel







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CUSIP NO.  981809-10-6                       APPENDIX I


                ARCHER-DANIELS-MIDLAND COMPANY


     Set forth below with respect to each director and executive officer of Archer-Daniels-Midland Company ("ADM") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 4666 Faries Parkway, P.O. Box 1470, Decatur, Illinois 62525); (b) his or her present principal employment or occupation and the name and (if not ADM) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Shares of the Issuer beneficially owned by him or her.


                           DIRECTORS

Dwayne O. Andreas:  (a) see above; (b) Chairman Emeritus of the
Board of Directors of ADM; (c) none.

G. Allen Andreas:  (a) see above; (b) Chairman of the Board of
Directors of ADM and Chief Executive Officer of ADM; (c) none.

J. R. Block:  (a) 201 Park Washington Court, Falls Church, VA
22046; (b) President of Food Distributors International; (c) none.

Richard R. Burt:  (a)1275 Pennsylvania Ave. N.W., 10th Floor,
Washington, D.C. 20036; (b) Chairman of IEP Advisors, LLP; (c) none.

M. H. Carter: (a) 2090 S. Ohio, Salina, KS 67401; (b) Chairman of the Board of Sunflower Bank; (c) none.

G. O. Coan:  (a) P.O. Box 2210, Atlanta, GA 30301; (b) Chief
Executive Officer of Gold Kist Inc.; (c) none.

F. Ross Johnson:  (a) 200 Galleria Parkway, Suite 970, Atlanta,
GA 30339; (b) Chairman of the Board and Chief Executive Officer of RJM Group, Inc.; (c) none.

M. Brian Mulroney:  (a) 1981 Avenue McGill College, Suite 1100,
Montreal, Quebec, Canada H3A 3C1; (b)Senior Partner in the law
firm of Ogilvy Renault; (c) none.
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CUSIP NO.  981809-10-6             APPENDIX I continued


R. S. Strauss:  (a) 1333 New Hampshire Ave. N.W., Washington,
D.C. 20036; (b)     partner in law firm of Akin, Gump, Strauss,
Hauer & Feld; (c) none.

J. K. Vanier:  (a) Box 58, Salina, KS 67401; (b) Chief
Executive Officer of Western Star Ag. Resources,
Inc.(investments and livestock); (c) none.

O. G. Webb:  (a) P.O. Box 2500, Bloomington, IL 61702; (b)
Chairman of the Board and President of GROWMARK, Inc.; (c) none.

Andrew Young:  (a) 303 Peachtree St., N.E., Suite 4800,
Atlanta, GA 30308; (b) Co-Chairman of GoodWorks International;
(c) none.

OTHER EXECUTIVE OFFICERS

G. A. Andreas, Jr.:  (a) see above; (b) Chairman and Chief
Executive Officer; (c) none.

J. D. McNamara:  (a) see above; (b) President; (c) none.

C. T. Bayless:  (a) see above; (b) Executive Vice President and
Special Assistant to the Chief Executive; (c) none.

M. L. Andreas: (a) see above; (b) Senior Vice President; (c) none.

B. D Kraft: (a) see above; (b) Senior Vice President; (c) none.

R. P. Reising: (a) see above; (b) Senior Vice President; (c) none.

L. W. Batchelder: (a) see above; (b) Group Vice President; (c) none.

H. E. Buoy:  (a) see above; (b) Group Vice President; (c) none.

L. H. Cunningham: (a) see above; (b) Group Vice President; (c) none.

C. L. Hamlin:  (a) 8000 West 110th Street, Overland Park, KS
66210; (b) Group Vice    President; (c) none.

J. D. Rice:  (a) see above; (b) Group Vice President; (c) none.

P. Mulhollem:  (a) Church Manorway, Erith, Kent DA8 1DL,
England; (b) Group Vice  President; (c) none.

R. V. Preiksaitis:  (a) see above; (b) Group Vice President;
(c) none.
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CUSIP NO.  981809-10-6                APPENDIX  I  continued


D. J. Schmalz:  (a) see above; (b) Vice President and Chief
Financial Officer; (c) none.

D. J. Smith:  (a) see above; (b) Vice President, Secretary and
General Counsel; (c) none.

W. H. Camp:  (a) see above; (b) Vice President; (c) none.

Mark J. Cheviron:  (a) see above; (b) Vice President; (c) none.

E. A. Harjehausen:  (a) see above; (b) Vice President; (c)
None.

P. L. Krug, Jr.:  (a) 141 West Jackson Blvd. Suite 1610 A,
Chicago, IL; (b) Vice    President; (c) none.

J. E. Long:  (a) see above; (b) Vice President; (c) none.

J. McDonald:  (a) see above; (b) Vice President; (c) none.

B. Peterson:  (a) see above; (b) Vice President; (c) none.

J. G. Reed:  (a)2000 "L" Street NW, Suite 200, Washington, DC
20036; (b) Vice President;    (c) none.

K. Robinson: (a) see above; (b) Vice President; (c) 500 shares.

S. Yu:  (a) see above; (b) Vice President; (c) none.

C. P. Archer:  (a) see above; (b) Treasurer; (c) none.

S. R. Mills (a) see above; (b) Controller; (c) none.

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                         APPENDIX  II

            Marketable Securities - Purchase Detail
                        From: 02/04/99
                         To:  04/06/99
[CAPTION]

Trade                 # of                      Tran
Date                  Shares                    Price
_________             _______                   ______

             Description:  Worthington Foods, Inc.

03/10/99               22,200                   11.912
03/11/99               30,000                   11.740
03/23/99               10,000                   11.813
03/24/99               30,000                   11.813
03/26/99               30,000                   11.208
03/29/99               30,000                   11.140
03/30/99               20,000                   11.344
03/31/99               11,000                   11.358
04/01/99               30,000                   11.146
04/05/99               15,000                   11.458
                      ________                  ______

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